Exhibit 12

Avis Budget Group, Inc.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)

	Three Months Ended March 31,
	2017	2016
Earnings available to cover fixed charges:
Loss before income taxes	$(165)	$(86)
Plus: Fixed charges	150	147
Earnings available to cover fixed charges	$(15)	$61

Fixed charges (a):
Interest, including amortization of deferred financing costs	$120	$119
Interest portion of rental payment	30	28
Total fixed charges	$150	$147

Ratio of earnings to fixed charges (b)	—	—
__________

(a) Consists of interest expense on all indebtedness (including amortization of deferred financing costs) and the portion of operating lease rental expense that is representative of the interest factor. Interest expense on all indebtedness is detailed as follows:

	Three Months Ended March 31,
	2017	2016
Related to debt under vehicle programs	$68	$71
All other	52	48
	$120	$119

(b) Earnings were not sufficient to cover fixed charges for the three months ended March 31, 2017 and 2016 by $165 million and $86 million, respectively.